UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: August 10, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2017 RESULTS

2Q17 Highlights (as compared to 1Q17):

•	Net Revenue at US$149.5 Million Compared to US$150.1 Million

•	Gross Profit of US$30.0 Million Compared to US$26.9 Million

•	Gross Margin at 20.1% Compared to 17.9%

•	Net Earnings of US$0.25 Per Diluted ADS Compared to US$1.82 Per Diluted ADS; Net Earnings of US$0.01 Per Diluted Common Share Compared to US$0.09 Per Diluted Common Share; 1Q17 Includes a Net Income Benefit of US$62.8 Million from the ChipMOS Shanghai Equity Interest Transfer to Tsinghua Unigroup Led Strategic Investors, which Did Not Repeat in 2Q17

•	Distributed Cash Dividend of NT$1.0 Per Common Share on July 12, 2017 and US$0.655 Per ADS on July 19, 2017

•	Retained Balance of Cash and Cash Equivalents at US$364.7 Million, with Net Debt Balance of US$48.8 Million

•	ChipMOS Shanghai Joint-Venture Funded, Ramping Production, and Qualifying Additional Customer Programs

Hsinchu, Taiwan - 08/10/2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the second quarter ended June 30, 2017. All U.S. dollar figures in this release are based on the exchange rate of NT$30.38 against US$1.00 as of June 30, 2017.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”). In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) to Tsinghua Unigroup led investors (“Strategic Investors”). Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis. Revenue from ChipMOS Shanghai has been excluded from all periods indicated.

Net revenue for the second quarter of 2017 was NT$4,541.2 million or US$149.5 million, a decrease of 0.4% from NT$4,560.3 million or US$150.1 million in the first quarter of 2017 and an increase of 0.8% from NT$4,504.0 million or US$148.3 million for the same period in 2016.

Net earnings for the second quarter of 2017 was US$0.25 per diluted ADS, compared to US$1.82 per diluted ADS for the first quarter of 2017. Net income for the first quarter of 2017 included US$62.8 million related to the completion of ChipMOS Shanghai equity interest transfer to Strategic Investors. Net income attributable to equity holders of the Company for the second quarter of 2017 was NT$321.4 million or US$10.6 million, and NT$0.38 or US$0.01 per basic common share and NT$0.38 or US$0.01 per diluted common share, as compared to net income attributable to equity holders of the Company for the first quarter of 2017 of NT$2,380.1 million or US$78.3 million, and NT$2.82 or US$0.09 per basic common share and NT$2.77 or US$0.09 per diluted common share, and compared to net income attributable to equity holders of the Company in the second quarter of 2016 of NT$314.9 million or US$10.3 million, and NT$0.37 or US$0.01 per basic common share and NT$0.36 or US$0.01 per diluted common share.

S.J. Cheng, Chairman and President of ChipMOS, said, “We are pleased that we were able to expand our gross margin to 20.1% in 2Q17 from 17.9% in 1Q17 on relatively flat revenue. This underscores the leverage in our business model, as we further improved our overall utilization level to 77%, led by strength in our higher margin testing business. Revenue growth was offset primarily by a lower allocation from our largest DRAM customer, and continued China handset market softness, which is impacting small panel LCD driver demand. We are confident we will be able to offset the softness with more financially attractive business diversification led by new programs we are now ramping with some of world’s largest consumer and technology product companies, combined with the progress we are making at our Shanghai facility. We also expect DDIC demand will continue to improve as we benefit from the ongoing 4K2K/UHD TV market development, combined with new model/feature introductions and requirements from smartphones, including OLED, TDDI, narrow bezel and larger screens. In addition to increased driver volumes, these trends mean longer test times. With respect to the China market, we were pleased to report that our China JV is now funded, ramping production and qualifying a variety of new customer programs. Our strategic partners’ buildout of their semiconductor ecosystem is now expected to be even more aggressive and on a larger scale than originally contemplated. The fact that ChipMOS is positioned as the OSAT services company within the Unigroup ecosystem gives us excellent growth prospects as DDIC ramps in the near-term followed by growth in domestic China memory production over the longer-term.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “This was an unfavorable quarter on quarter comparison as net income in the first quarter of 2017 included US$62.8 million related to the completion of ChipMOS Shanghai equity interest transfer to Strategic Investors, which did not repeat in the second quarter of 2017. Our gross margin moved to 20.1%, with some additional room for improvement likely as the DRAM revenue declining is being replaced with higher margin revenue opportunities. We also expect to see some improvement for stabile to higher utilization levels. We remain in a financially strong position, ending the second quarter with a balance of cash and cash equivalents of US$364.7 million, and a net debt balance of US$48.8 million with net debt to equity ratio of 8.3%. This is after CapEx of US$45.9 million in the quarter, the majority of which was invested in expanding our DDIC test capacity to meet customer demand levels. We continue to execute on our core business, target sustainable higher margin growth opportunities, and prioritize capital expenditures in support of our long-term growth strategy in both Taiwan and China.”

Selected Operation Data

	2Q17	1Q17
Revenue by segment
Testing	28%	27%
Assembly	32%	31%
LCD Driver	25%	25%
Bumping	15%	17%

Utilization by segment
Testing	82%	81%
Assembly	73%	68%
LCD Driver	87%	85%
Bumping	63%	70%
Overall	77%	76%

CapEx	US$45.9 million	US$37.3 million
Testing	19%	27%
Assembly	13%	12%
LCD Driver	51%	43%
Bumping	17%	18%

Depreciation and amortization expenses	US$23.3 million	US$21.9 million

Condensed consolidated statements of cash flows	Period ended Jun. 30, 2017 US$ million	Period ended Jun. 30, 2016 US$ million

Net cash generated from (used in) operating activities	101.2	62.1
Net cash generated from (used in) investing activities	(44.6)	(67.6)
Net cash generated from (used in) financing activities	58.3	34.4
Net increase (decrease) in cash and cash equivalents	114.9	28.9
Effect of exchange rate changes on cash	0.6	(1.1)
Cash and cash equivalents at beginning of period	249.2	399.2
Cash and cash equivalents at end of period	364.7	427.0

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, August 10, 2017 to discuss the Company’s financial results for the second quarter of 2017.

1.	Date: Thursday, August 10, 2017

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 625427#

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com

Language: Mandarin

2.	Date: Thursday, August 10, 2017

Time: 8:00PM Taiwan (8:00AM New York)

Dial-In: +1-201-689-8562

Password: 13666216

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13666216

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, predecessors’ interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2017, and Jun. 30, 2016

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	USD	USD	USD
Revenue(2)	149.5	150.1	148.3
Cost of revenue	(119.5)	(123.2)	(121.1)

Gross profit	30.0	26.9	27.2

Research and development expenses	(8.0)	(8.5)	(7.2)
Sales and marketing expenses	(0.4)	(0.7)	(0.6)
General and administrative expenses	(7.8)	(5.4)	(6.5)
Other operating income (expenses), net	1.0	22.4	1.2

Operating profit	14.8	34.7	14.1

Non-operating income (expenses), net	(1.9)	(14.2)	(1.2)

Profit (Loss) before tax	12.9	20.5	12.9
Income tax benefit (expense)	(2.3)	(4.0)	(10.6)

Profit from continuing operations	10.6	16.5	2.3
Income (Loss) from discontinued operations	—	61.8	(0.9)

Profit (Loss) for the year	10.6	78.3	1.4

Attributable to:
Equity holders of the Company – Continuing operations	10.6	16.5	11.2
– Discontinued operations	—	61.8	(0.9)
Predecessors’ interests under common control	—	—	(8.9)

	10.6	78.3	1.4

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Jun. 30, Mar. 31, 2017, and Jun. 30, 2016

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	USD	USD	USD
Profit (Loss) for the period	10.6	78.3	1.4
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	1.1	(9.9)	(2.2)

Total other comprehensive income (loss)	1.1	(9.9)	(2.2)

Total comprehensive income (loss)	11.7	68.4	(0.8)

Attributable to:
Equity holders of the Company – Continuing operations	11.7	16.0	11.3
– Discontinued operations	—	52.4	(3.2)
Predecessors’ interests under common control	—	—	(8.9)

	11.7	68.4	(0.8)

Profit (Loss) attributable to the Company - basic	10.6	78.3	10.3

Earnings (Loss) per share attributable to the Company - basic	0.01	0.09	0.01

Earnings (Loss) per ADS equivalent – basic	0.25	1.85	0.24

Weighted average shares outstanding (in thousands) - basic	845,206	845,078	861,608

Profit (Loss) attributable to the Company - diluted	10.6	78.3	10.3

Earnings (Loss) per share attributable to the Company - diluted	0.01	0.09	0.01

Earnings (Loss) per ADS equivalent - diluted	0.25	1.82	0.24

Weighted average shares outstanding (in thousands) - diluted	852,649	859,536	867,686

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.38 against US$1.00 as of Jun. 30, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2017, and Jun. 30, 2016

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	NTD	NTD	NTD
Revenue(1)	4,541.2	4,560.3	4,504.0
Cost of revenue	(3,630.8)	(3,743.7)	(3,679.0)

Gross profit	910.4	816.6	825.0

Research and development expenses	(244.6)	(256.7)	(217.5)
Sales and marketing expenses	(13.2)	(22.1)	(19.2)
General and administrative expenses	(235.7)	(162.5)	(197.7)
Other operating income (expenses), net	31.7	679.1	37.9

Operating profit	448.6	1,054.4	428.5

Non-operating income (expenses), net	(56.4)	(431.0)	(37.3)

Profit (Loss) before tax	392.2	623.4	391.2
Income tax benefit (expense)	(70.8)	(122.6)	(320.0)

Profit from continuing operations	321.4	500.8	71.2
Income (Loss) from discontinued operations	—	1,879.3	(28.2)

Profit (Loss) for the year	321.4	2,380.1	43.0

Attributable to:
Equity holders of the Company – Continuing operations	321.4	500.8	343.1
– Discontinued operations	—	1,879.3	(28.2)
Predecessors’ interests under common control	—	—	(271.9)

	321.4	2,380.1	43.0

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Jun. 30, Mar. 31, 2017, and Jun. 30, 2016

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	NTD	NTD	NTD
Profit (Loss) for the period	321.4	2,380.1	43.0
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	33.1	(302.2)	(67.1)

Total other comprehensive income (loss)	33.1	(302.2)	(67.1)

Total comprehensive income (loss)	354.5	2,077.9	(24.1)

Attributable to:
Equity holders of the Company – Continuing operations	354.5	486.2	343.8
– Discontinued operations	—	1,591.7	(96.0)
Predecessors’ interests under common control	—	—	(271.9)

	354.5	2,077.9	(24.1)

Profit (Loss) attributable to the Company - basic	321.4	2,380.1	314.9

Earnings (Loss) per share attributable to the Company - basic	0.38	2.82	0.37

Earnings (Loss) per ADS equivalent – basic	7.61	56.33	7.31

Weighted average shares outstanding (in thousands) - basic	845,206	845,078	861,608

Profit (Loss) attributable to the Company - diluted	321.4	2,380.1	314.9

Earnings (Loss) per share attributable to the Company - diluted	0.38	2.77	0.36

Earnings (Loss) per ADS equivalent - diluted	7.54	55.38	7.26

Weighted average shares outstanding (in thousands) - diluted	852,649	859,536	867,686

Note:

(1)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2017, and Jun. 30, 2016

Figures in Millions of U.S. dollars (USD) (1)

	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	364.7	384.9	427.0
Accounts and notes receivable, net	116.4	116.6	127.4
Inventories	63.6	63.7	71.1
Other current financial assets	2.3	2.5	2.2
Other current assets	9.6	14.3	12.7

Total current assets	556.6	582.0	640.4

Non-current assets
Non-current financial assets carried at cost	0.7	0.3	0.3
Investments accounted for using equity method	115.4	71.8	11.7
Property, plant & equipment	481.2	458.8	477.0
Other non-current assets	9.3	9.5	12.0

Total non-current assets	606.6	540.4	501.0

Total assets	1,163.2	1,122.4	1,141.4

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	59.7	34.7	47.3
Accounts payable and payables to contractors and equipment suppliers	49.2	46.7	42.4
Long-term bank loans, current portion	70.5	35.0	—
Long-term lease obligations payable, current portion	0.4	0.4	—
Other current liabilities	86.4	58.7	105.1

Total current liabilities	266.2	175.5	194.8

Non-current liabilities
Long-term bank loans	282.1	317.5	271.3
Long-term lease obligations payable	0.8	0.9	—
Other non-current liabilities	23.5	22.5	19.8

Total non-current liabilities	306.4	340.9	291.1

Total liabilities	572.6	516.4	485.9

EQUITY
Capital stock – common stock	291.9	291.9	295.3
Capital surplus	207.2	227.2	124.3
Retained earnings	127.4	125.3	185.8
Other equity interest	(2.7)	(5.2)	(11.1)
Treasury stock	(33.2)	(33.2)	(32.5)

Equity attributable to equity holders of the Company	590.6	606.0	561.8
Predecessors’ interests under common control	—	—	93.7

Total equity	590.6	606.0	655.5

Total liabilities and equity	1,163.2	1,122.4	1,141.4

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.38 against US$1.00 as of Jun. 30, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2017, and Jun. 30, 2016

Figures in Millions of NT dollars (NTD)

	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	11,078.3	11,692.8	12,971.2
Accounts and notes receivable, net	3,536.1	3,543.6	3,872.4
Inventories	1,931.5	1,935.7	2,159.0
Other current financial assets	70.7	75.7	66.0
Other current assets	293.7	433.4	387.5

Total current assets	16,910.3	17,681.2	19,456.1

Non-current assets
Non-current financial assets carried at cost	20.9	10.0	10.0
Investments accounted for using equity method	3,506.0	2,180.3	355.1
Property, plant & equipment	14,619.8	13,937.2	14,490.9
Other non-current assets	280.4	288.4	364.7

Total non-current assets	18,427.1	16,415.9	15,220.7

Total assets	35,337.4	34,097.1	34,676.8

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	1,814.7	1,055.6	1,437.3
Accounts payable and payables to contractors and equipment suppliers	1,494.5	1,418.8	1,289.4
Long-term bank loans, current portion	2,142.0	1,062.6	—
Long-term lease obligations payable, current portion	11.4	11.3	—
Other current liabilities	2,624.8	1,783.1	3,193.5

Total current liabilities	8,087.4	5,331.4	5,920.2

Non-current liabilities
Long-term bank loans	8,571.1	9,646.9	8,242.2
Long-term lease obligations payable	24.1	26.5	—
Other non-current liabilities	712.7	683.8	601.0

Total non-current liabilities	9,307.9	10,357.2	8,843.2

Total liabilities	17,395.3	15,688.6	14,763.4

EQUITY
Capital stock – common stock	8,866.8	8,868.4	8,972.2
Capital surplus	6,293.8	6,901.4	3,776.7
Retained earnings	3,870.0	3,805.0	5,644.1
Other equity interest	(80.9)	(158.7)	(336.6)
Treasury stock	(1,007.6)	(1,007.6)	(989.6)

Equity attributable to equity holders of the Company	17,942.1	18,408.5	17,066.8
Predecessors’ interests under common control	—	—	2,846.6

Total equity	17,942.1	18,408.5	19,913.4

Total liabilities and equity	35,337.4	34,097.1	34,676.8

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	USD	USD	USD
Operating profit	14.8	34.7	14.1
Add: Depreciation	23.3	21.9	26.4
Amortization	—	—	—
Interest income	0.5	0.3	0.4
Less: Capital expenditures	(45.9)	(37.3)	(10.8)
Predecessors’ interests under common control	—	—	8.9
Interest expense	(1.9)	(1.5)	(1.1)
Income tax expense	(2.3)	(4.0)	(10.6)
Dividend	—	—	—

Non-GAAP free cash flow	(11.5)	14.1	27.3

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	USD	USD	USD
Operating profit	14.8	34.7	14.1
Add: Depreciation	23.3	21.9	26.4
Amortization	—	—	—

Non-GAAP EBITDA	38.1	56.6	40.5

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016
	USD	USD	USD
Short-term bank loans	59.7	34.7	47.3
Long-term bank loans (including current portion)	352.6	352.5	271.3
Long-term lease obligations payable (including current portion)	1.2	1.3	—
Less: Cash and cash equivalents	(364.7)	(384.9)	(427.0)

Net debt	48.8	3.6	(108.4)

Equity attributable to equity holders of the Company	590.6	606.0	561.8

Net debt to equity ratio	8.3%	0.6%	-19.3%